UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(JUNE 28, 2012)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Report of Voting Results for Diversinet Corp.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: JUNE 28, 2012

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Annual and Special Meeting of the Shareholders of

Diversinet Corp. (“Corporation”)

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the Corporation hereby advises of the results of the voting on the matters submitted to the Annual and Special Meeting (“Meeting”) of shareholders of the Corporation (“Shareholders”) held on Thursday, June 28, 2012.  At the Meeting, the Shareholders were asked to consider certain matters outlined in the Management Information Circular dated May 29, 2012 (“Circular”).

The matters voted upon at the Meeting and the results of the voting were as follows:

Matters Voted On	Number of Votes Cast				Outcome of Vote
For	%	Withheld/Against		%
1. The election of the following nominees to the board of directors as set forth in the Circular.
Richard Eidinger	21,603,492	99.37	136,700	0.63	Carried
Gregory Milavsky	21,603,172	99.37	137,020	0.63	Carried
Hon Pak	21,589,602	99.31	150,590	0.69	Carried
Alan Portela	8,892,131	40.90	12,848,061	59.10	Carried
Philippe Tardif	21,602,581	99.37	137,611	0.63	Carried
Albert Wahbe	21,501,564	98.90	238,828	1.10	Carried
James Wigdale	7,374,411	33.92	14,454,333	66.08	Carried

2. To appoint KPMG LLC as Auditors of the Company and authorize the Directors to fix their remuneration	35,658,044	98.52	536,481	1.48	Carried

3. To consider and, if deemed advisable, to authorize the Directors to reserve 1,400,000 shares of common stock for issuance under the Diversinet Corp. Amended and Restated Stock Option Plan.	21,480,667	98.81	259,525	1.19	Carried

4. To consider and, if deemed advisable, approve the issuance of up to 75,000 common shares to each non-management Director as compensation.	21,544,237	99.10	195,955	0.90	Carried

DATED this 28th day of June, 2012.

DIVERSINET CORP.

Per: (signed) “David Hackett”

David Hackett

Chief Financial Officer and Corporate Secretary